Mail Stop 3561

May 12, 2009

Mr. Francis P. Jenkins, Jr.
Chairman of the Board
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

     RE: **Shermen WSC Acquisition Corp.**
               Revised Preliminary Proxy Material
               Filed May 11, 2009
               File No. 0-52642

Dear Mr. Jenkins:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise further comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment two. Please state whether the "open market" purchases were conducted in reliance on Rule 10b-18 and, if so, please provide a legal analysis as to the applicability of Rule 10b-18 to such purchases, including the applicability of Rule 10b-18(a)(13)(iv).

2. Please advise how specifically the parties conducted the transactions in the open market.

3. Also with respect to prior comment two, please tell us what level of employees were eligible to, and elected to, participate in the exchange.

Closing Comments

As appropriate, please amend your filing and respond to these comments within

10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns, accountant, at (202) 551-3727 or Angela Halac, accounting reviewer, at (202) 551-3398 regarding any accounting or financial statement issues. Please call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc via fax to: Craig L. Godshall, Esq.
(215) 655-2491